Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132330

PROSPECTUS

16,411,694 Shares of Common Stock

The selling stockholders identified in this prospectus are offering for sale from time to time up to 16,411,694 shares of our common stock, $0.0001 par value per share. The selling stockholders may sell the common stock from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled “Plan of Distribution”, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. We will not receive any proceeds from the sale of shares registered under this prospectus.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CHTP.OB”. On March 28, 2006, the closing sale price for our common stock was $5.65.

You should read this prospectus and any prospectus supplement carefully before you invest. See “Where You Can Find More Information” for more information.

Investing in our stock involves a high degree of risk. See “ Risk Factors” on Page 4 for information that should be considered by prospective investors.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 29, 2006.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it might not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including “Risk Factors” beginning on page 4 and our financial statements and related notes thereto incorporated by reference herein, before making an investment decision.

Our Company

We are a development stage pharmaceutical company that seeks to acquire and develop innovative products for the treatment of a variety of human diseases. Our strategy is to develop technologies that address important unmet medical needs or offer improved, cost-effective alternatives to current methods of treatment. Specifically, we concentrate our efforts on acquiring and developing technologies for the treatment of rheumatoid arthritis, psoriasis, cancer and other immunological disorders or technologies that will complement this core focus.

Currently, we have the exclusive rights to a number of antifolate molecules, including our lead product candidate CH-1504. CH-1504 is an orally delivered molecule with potential anti-inflammatory and anti-tumor properties. While current pre-clinical and clinical results for CH-1504 do not provide enough evidence regarding efficacy or safety to support an application to the FDA, and subsequent results from additional tests might not corroborate our current results, we believe that CH-1504 has potential applications in autoimmune disease, particularly in the treatment of rheumatoid arthritis, as demonstrated in a series of pre-clinical studies. We further believe that CH-1504 might have advantages over existing therapies for rheumatoid arthritis, including increased effectiveness, greater tolerability, decreased side effects and increased safety. Additionally, pre-clinical studies have indicated that CH-1504 might be an active cancer agent.

To date, we have not received approval for CH-1504 or any other drug candidate and, therefore, have not generated any product revenue. CH-1504 is currently in early-stage development and we initiated a Phase I clinical trial in the United Kingdom with CH-1504 in June 2005. With dosing in the Phase I clinical trials completed in December 2005, we anticipate Phase II trials to begin in the first half of 2006.

We have retained a management team with core competencies and expertise in numerous fields, including manufacturing, research, clinical, regulatory and business development. Our management and advisors are comprised of experienced pharmaceutical and biotechnology industry veterans and respected experts. We are led by our Chief Executive Officer, Dr. Simon Pedder, formerly Vice President, Pharmaceutical Business, Oncology at Hoffmann-La Roche Inc., who has over 15 years of senior pharmaceutical management experience, including drug development and business experience. During this time at Roche, Dr. Pedder was responsible for a number of global development programs, successful registrations and product launches.

Recent Developments

On February 13, 2006, we raised gross proceeds of approximately $21.5 million through the sale of 7,166,666 shares of our $0.0001 par value common stock plus warrants for the purchase of 2,149,999 shares of our $0.0001 par value common stock. The warrants permit the holders to purchase the underlying common shares at $4.20 each and are redeemable at our option in the event that the volume weighted average closing bid price of our common stock for any twenty (20) consecutive trading days is at least $9.00 per share. In connection with this offering, we engaged Paramount BioCapital, Inc. as placement agent and paid commissions and other offering-related expenses of approximately $1.6 million in cash and warrants to purchase 716,666 shares of our common stock with an exercise price equal to 110% of the price of the shares sold in the offering, or $3.30 per share. Under the terms of the financing we have agreed to file a registration statement with the SEC within 30 days of the closing for the shares of common stock sold and the shares of common stock underlying the warrants.

Corporate History

Our operating company was incorporated in Delaware in April 2002 under the name Aspen Therapeutics, Inc., and changed its name to Chelsea Therapeutics, Inc. in July 2004. On February 11, 2005, Chelsea Therapeutics, Inc. completed a merger with Ivory Capital Corporation, a publicly traded Colorado corporation formed in May 1988. At the time of the transaction, Ivory Capital had only nominal assets and no operating activities. In connection with this merger transaction, a wholly owned subsidiary of Ivory Capital Corporation merged with and into Chelsea Therapeutics, Inc., with Chelsea Therapeutics, Inc. remaining as the surviving corporation and a wholly owned subsidiary of Ivory Capital Corporation. In connection with the merger, the former stockholders of Chelsea Therapeutics, Inc. received 96.75% percent of our outstanding equity on a fully diluted basis. Pursuant to the terms of the merger, the sole officer and director of Ivory Capital Corporation prior to the merger was replaced with the officers and directors of Chelsea Therapeutics, Inc.

On June 17, 2005, Ivory Capital Corporation formed a wholly owned subsidiary in Delaware named Chelsea Therapeutics International, Ltd. for the purposes of reincorporating in Delaware. On July 28, 2005, Ivory Capital Corporation merged with Chelsea Therapeutics International, Ltd., with Chelsea Therapeutics International, Ltd. as the surviving corporation. As a result, Chelsea Therapeutics International, Ltd. is the public reporting company and is the 100% owner of Chelsea Therapeutics, Inc., its operating subsidiary.

Except where the context provides otherwise, references to “we,” “us,” “our” and similar terms mean Chelsea Therapeutics International, Ltd., Ivory Capital Corporation and Chelsea Therapeutics, Inc. When we refer in this prospectus to business and financial information relating to periods prior to December 31, 2004, we are referring to the business and financial information of Chelsea Therapeutics, Inc. unless the context requires otherwise. When we refer in this prospectus to business and financial information for periods between January 1, 2005 and July 28, 2005, we are referring to the business and financial information of Ivory Capital Corporation. Except as noted, all share numbers included herein reflect the conversion of every nine shares of Ivory Capital Corporation common stock for one share of Chelsea Therapeutics International, Ltd. common stock that occurred in connection with our Delaware reincorporation on July 28, 2005.

Our executive offices are located at 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 28277 and our telephone number at that location is (704) 341-1516. Our website address is www.chelsearx.com. The information contained on our website in not a part of, and should not be construed as being incorporated by reference into, this prospectus.

The Offering

The selling stockholders identified beginning on page 18 of this prospectus are offering on a resale basis a total of 16,411,694 of the following shares of our common stock:

•	5,428,217 shares of our outstanding common stock issued in connection with our April 2002 private placement;

•	471,816 shares of our outstanding common stock issued in connection with entering into a license agreement in March 2004;

•	478,330 shares of our outstanding common stock issued to Dr. Simon Pedder, our President and Chief Executive Officer, in connection with entering into his April 2004 employment agreement;

•	7,166,666 shares of our outstanding common stock issued in our February 2006 private placement;

•	2,149,999 shares of our common stock issuable at a price of $4.20 per share upon the exercise of warrants issued to the investors in connection with our February 2006 private placement; and

•	716,666 shares of our common stock issuable at a price of $3.30 per share upon the exercise of warrants issued to the placement agents in connection with our February 2006 private placement.

Common stock offered by the selling stockholders	16,411,694 shares

Common stock outstanding before the offering(1)	19,549,843 shares

Common stock to be outstanding after the offering(2)	22,416,508 shares

Common stock OTC Bulletin Board symbol	CHTP.OB

(1)	Based on the number of shares outstanding as of March 1, 2006. Does not include: (i) 1,596,433 shares reserved for issuance under our 2004 Stock Plan, of which 1,482,440 shares are issuable upon exercise of outstanding options; and (ii) 589,217 shares of common stock issuable upon warrants not registered in this offering.
(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares in this offering. The selling stockholders will receive all net proceeds from the sale of shares of our common stock in this offering.

Dividend Policy

We have never paid dividends on our capital stock and do not anticipate paying any dividends for the foreseeable future. See “Dividend Policy.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus, including our financial statements and the related notes thereto, before investing in our common stock. Our business, operating results and financial condition could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment.

Risks Related to Our Business

We are a development-stage company and might not be able to commercialize any product candidates.

We are a development-stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology, and undertaking pre-clinical trials and clinical trials of our product candidate CH-1504. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

We currently have no product revenue and will need to raise additional capital to operate our business.

To date, we have generated no product revenue. Until, and unless, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenue. Currently, our primary product candidate is CH-1504, and it is not approved by the FDA for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, licensing fees and grants. We expect to seek additional sources of financing, which might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and might never become profitable. From inception through December 31, 2005 we had losses of $10.9 million, and we anticipate losses in the range of $15 to 25 million during the 12 to 18 months commencing January 2006. Actual losses will depend on a number of considerations, including:

•	the pace and success of pre-clinical development and clinical trials for CH-1504 and any other product candidates;

•	seeking regulatory approval for CH-1504 and any other product candidates;

•	implementing additional internal systems and infrastructure;

•	possible out-licensing of our product candidates;

•	in-licensing and development of additional product candidates; and

•	hiring additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and development expenditures. As a result, we will need to generate significant revenue in order to achieve and maintain profitability. We might not be able to generate revenue or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize our primary product candidate CH-1504, or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidate in the U.S. and approvals from equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:

•	delay commercialization of, and our ability to derive product revenue from, a product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our primary product candidate CH-1504. Failure to obtain FDA approval of this product candidate will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenue, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize product candidates for sale outside the United States.

Our principal product candidate has only recently begun formal clinical trials.

Our principal product candidate, CH-1504, is in an early stage of development and requires extensive clinical testing. In June 2005, we commenced Phase I dose escalation clinical trials of CH-1504 in humans in the United Kingdom at Guy’s Hospital in London, under the Clinical Trial Authorization, or CTA, issued by the Medicines and Healthcare Products Regulatory Agency, the United Kingdom’s health authority. We anticipate that the safety and pharmacokinetic data from this U.K. Phase I clinical trial will enable us to initiate Investigational New Drug, or IND, submissions for CH-1504 for both rheumatoid arthritis and psoriasis with the U. S. Food and Drug Administration, or FDA, later this year to initiate Phase II trials in the United States. After the completion of those trials, we plan on initiating several additional Phase II studies (in other indications) and, in due course, Phase III studies in rheumatoid arthritis. Upon completion of the Phase III studies in rheumatoid arthritis, we hope to use data from these studies to file a New Drug Application, or NDA. We currently estimate a global filing of the NDA no sooner than late 2008. However, we cannot predict with any certainty the timing of our clinical trials, if or when we might submit an NDA for regulatory approval of this product candidate or whether such an NDA will be accepted.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. We estimate that clinical trials of any product candidate will take at least three years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials might be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment;

•	inability or unwillingness of medical investigators to follow our clinical protocols; and

•	unexpected emergence of competitive drugs against which our compounds might need to be tested.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

The results of our clinical trials might not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process might fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and might delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenue. Preliminary clinical trials conducted previously involved a small patient population over a relatively short period and because of these factors, the results might not be indicative of future results. Moreover, these initial trials were not performed in accordance with standards normally required by the FDA and other regulatory agencies.

Physicians and patients might not accept and use our drugs.

Even if the FDA approves our primary product candidate CH-1504, physicians and patients might not accept and use it. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect that sales of our primary product candidate could, if approved, generate substantially all of our product revenue for an extended period, the failure of this drug to find market acceptance would harm our business and could require us to seek additional financing.

Our drug development program depends upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators might also have relationships with other commercial entities, some of which might compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We rely exclusively on third parties to formulate and manufacture any product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We currently have no contract for the commercial scale manufacture of our primary product candidate CH-1504. We intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If CH-1504 or any product candidates we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•	We might not be able to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•	Our future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•	Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. We do not anticipate having significant resources in the foreseeable future to allocate to the sales and marketing of our proposed products. As a result, our future success depends, in part, on:

•	our ability to enter into and maintain collaborative relationships for these capabilities;

•	the collaborator’s strategic interest in the products under development; and

•	such collaborator’s ability to successfully market and sell any such products.

To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products or if we decide to add internal resources to complement third party resources, significant development expenditures, management resources and time will be required to establish and develop our own marketing and sales force with technical expertise.

If we cannot compete successfully for market share against other drug companies, we will not achieve sufficient product revenue and our business will suffer.

The market for our primary product candidate CH-1504 is characterized by intense competition and rapid technological advances. If this product candidate receives FDA approval, it will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products might provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we will not achieve sufficient product revenue and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have rheumatoid arthritis, psoriasis and oncology compounds already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs;

•	launching, marketing and selling drugs; and

•	post-marketing safety surveillance.

Developments by competitors might render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of rheumatoid arthritis include but are not limited to Abbott Laboratories, Amgen, Aventis, Barr Laboratories, Boehringer Ingelheim Pharma, Hoffman—La Roche, Johnson & Johnson, Bristol-Myers Squibb and Mylan Laboratories. Alternative technologies are being developed to treat rheumatoid arthritis by numerous companies including Celltech and Genentech, which are in advanced clinical trials. See “Description of Business—Competition”. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

Our success, competitive position and future revenue will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

As of February 21, 2006, our patent estate includes one issued U.S patent, U.S. Patent No. 5,912,251, dated June 15, 1999, entitled “Metabolically Inert Anti-Inflammatory and Anti-Tumor Antifolates”, the ‘251 patent, and several related patent applications pending in countries outside of the United States, including Europe and Japan. Our patent estate also includes one regular U.S. patent application and corresponding international PCT patent application, dated September 8, 2005, entitled “Metabolically Inert Antifolates for Treating Disorders of Abnormal Cell Proliferation.”

Our issued U.S. patent covers our current product candidate, CH-1504, as well as certain analogues of CH-1504, including claims to these compounds as compositions of matter, in pharmaceutical formulations and for use in treatment of certain diseases. The pending U.S. patent application and international PCT application expand our proprietary position, claiming additional compounds and their uses as well as new uses of CH-1504. We plan to continue to strengthen our patent estate by filing and pursuing additional patents.

We do not know whether any of our pending patent applications or those patent applications that we may file or license in the future will result in the issuance of any patents. Moreover, we cannot predict the degree of patent protection that will be afforded by those patent applications that do result in issuance. Although we generally seek the broadest patent protection available for our proprietary compounds, we may not be able to obtain patent protection for the actual composition of any particular compound and may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If our patent protection for any particular compound is limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound for use in another indication, we could be subject to competition arising from off-label use.

Moreover, our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, any of which could limit our ability to stop competitors from marketing related products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies in a manner that does not infringe our patents or other intellectual property.

Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our development and commercialization efforts. If a third party were to file a patent infringement suit against us, we could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent infringed, unless we can obtain a license from the patent holder. Any necessary license may not be available on acceptable terms or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we are able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. We also may be required to pay substantial damages to the patent holder in the event of an infringement. If we have supplied infringing products to third parties for marketing or have licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses they may sustain themselves as a result.

If a third party legally challenges our patents or other intellectual property rights that we own or license, we could lose certain of these rights. For example, third parties may challenge the validity of our U.S. or foreign patents through reexaminations, oppositions or other legal proceedings. If successful, a challenge to our patents or other intellectual property rights could deprive us of competitive advantages and permit our competitors to use our technology to develop similar products.

We may initiate patent litigation against third parties to protect or enforce our patent rights. Failure to protect our patents and other proprietary rights may materially harm our business, financial condition and results of operations.

Legal or administrative proceedings may be necessary to defend against claims of infringement or to enforce our intellectual property rights. If we become involved in any such proceeding, irrespective of the outcome, we may incur substantial costs, and the efforts of our technical and management personnel may be diverted, which could materially harm our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that disclosure of some of our confidential information could be compelled and the information compromised. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments that, if perceived as negative by securities analysts or investors, could have a substantial adverse effect on the trading price of our common stock.

For example, we are the exclusive licensee of a reissue application of U.S Patent No. 5,912,251 filed in April 2004 to amend the Patent solely to acknowledge that federal funding had been provided in support of the Patent. An unidentified party filed a protest asking that the United States Patent and Trademark Office, or USPTO, reject the claims of the “reissue patent” on several grounds, among them that the chemical compounds, including CH-1504, claimed in the reissue patent were purportedly “obvious” to a person having ordinary skill in the art as of the priority date of the patent based on prior patent issuances and publications. We submitted a comprehensive response to the protest in October 2004. As expected, the USPTO dismissed the protest and confirmed the previously granted claims in a communication dated April 5, 2005 and re-affirmed the Patent. The USPTO also stated that the reissue that we filed to add a statement regarding federal funding was not necessary and that the Patent remains in full force and effect. The USPTO suggested that we file a ministerial Certificate of Correction to add the reference to federal funding to the Patent.

Existing patents and proprietary rights could harm our competitive position.

Other entities may have or obtain patents or proprietary rights that could limit our ability to manufacture, use, sell, offer for sale or import products or impair our competitive position. In addition, to the extent that a third party develops new technology that covers our products, we may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations.

Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, enforceability or scope of our patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors.

Some jurisdictions have laws that permit the government to force a patentee to grant a license to a third party for commercialization of a patented product if the government concludes that the product is not sufficiently developed or not meeting the health needs of the population. Such compulsory licensing laws are very rarely invoked outside of South America and Africa. In addition, a number of countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Because of the extensive time required for development, testing and regulatory review of a new drug, it is possible that any related patent may expire before any of our product candidates can be commercialized or remain in force for only a short period following commercialization. In either case, this would reduce any advantages of the patent.

If we are unable to satisfy our obligations under current and future license agreements, we could lose license rights which would adversely affect our business.

We are a party to a license agreement with M. Gopal Nair. In particular, we license patent rights for CH-1504, our lead product candidate. We may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various milestone payments, royalty payments and other obligations on us. If we fail to comply with our obligations in our intellectual property licenses with third parties, and in particular with Dr. Nair, we could lose license rights that are important to our business. If the licensor challenges our license position, our competitive position and business prospects could be harmed.

Our license agreement with Dr. Nair reserves rights to the licensor in India. Therefore, we will not commercialize CH-1504 in India.

If we are unable to enforce trade secret protection and confidentiality agreement with our employees, our competitive position might be harmed.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors, as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents are unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements might not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings, which might be costly whether we win or lose, and which could result in a substantial diversion of valuable management resources.

Our ability to generate product revenue will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if a product candidate is approved by the FDA, insurance coverage might not be available and reimbursement levels might be inadequate to cover our drug. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product, once approved, market acceptance and our revenue could be reduced.

We might not successfully manage our growth.

We are a small, development stage company. Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. We currently have eight employees and anticipate hiring approximately four additional employees over the next 12 months. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We might be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities might involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures, and those of our partners, for using, storing, handling and disposing of these materials comply with federal, state, local and, where applicable, foreign laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

As a small, development-stage company, we are highly dependent on our executive officers, including particularly our Chief Executive Officer, Simon Pedder, Ph.D., and our principal scientific, regulatory and medical advisors. Dr. Pedder is the only executive officer whose employment with us is governed by an employment agreement, and the term of employment under that agreement expires in May 2006. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business will be harmed.

As a small, development stage company, we will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous pharmaceutical and biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We might incur substantial liabilities and might be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we might incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. Although we carry clinical trial insurance, we might not be able to renew such insurance at a reasonable cost, if at all, or our intended collaborators may be unable to obtain such insurance at a reasonable cost, if at all. Even if our agreements with any future collaborators entitle us to indemnification against losses, that indemnification might not be available or adequate should any claim arise.

Investors could lose confidence in our financial reports, and our stock price may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls

As a non-accelerated filer with a fiscal year end of December 31, we must first begin to comply with the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ending December 31, 2007. Until we are required to comply with Section 404, we will review, and where necessary, enhance our internal control design and documentation, management review, and ongoing risk assessment as part of our internal control program. In particular, management intends to expend time and financial resources during 2006 in anticipation of Section 404 compliance in 2007.

We continue to evaluate our existing internal controls over financial reporting against the standards adopted by the Committee of Sponsoring Organizations, or COSO. During the course of our ongoing evaluation of the internal controls, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remedying any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify, may require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively.

During the fiscal quarter ended March 31, 2005, J.H. Cohn LLP, our independent registered public accounting firm, brought to our attention a material weakness in our internal controls that failed to recognize that an outstanding stock option that was issued to a non-employee in December 2004 should be subject to variable plan accounting treatment under applicable accounting standards. This material weakness was discovered prior to publicly reporting our financial statements for such fiscal quarter, and accordingly, for the fiscal quarter ended March 31, 2005, a compensation expense of approximately $500,000 was recognized.

If our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those, investors could lose confidence in our financial reports, and our stock price may be adversely affected.

Risks Related to Our Securities

Our common stock is listed on the OTC Bulletin Board which could limit its trading.

Since its listing on the OTC Bulletin Board, there has been only sporadic trading of our common stock. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market for our common stock, and no assurance can be given that a liquid trading market will develop.

The prices at which are shares of our common stock are traded will likely be volatile.

You should expect the prices at which our common stock is traded to be highly volatile. For example, since our merger with Ivory Capital Corporation on February 11, 2005, the trading price of our common stock has been as low as $2.70 and as high as $36.00. The expected volatile price of our stock will make it difficult to predict the value of your investment, to sell your shares at a profit at any given time, or to plan purchases and sales in advance. A variety of other factors might also affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

•	delays or failures in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

•	achievement or rejection of regulatory approvals by our competitors or us;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that might have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors might seriously harm the market price of our common stock, regardless of our operating performance.

A small group of persons hold a significant amount of our stock and could limit your ability to influence the outcome of key transactions, including a change of control.

Individuals affiliated with Paramount BioCapital, Inc. will beneficially own or control a significant portion of our common stock, including for this purpose, warrants. Including shares obtainable upon exercise of warrants, individuals affiliated with Paramount BioCapital own approximately 7.2 million shares of our common stock, which represents approximately 36.7% of our outstanding common stock. Individually and in the aggregate, these persons will have significant influence over our business, the election of directors and all matters requiring stockholder approval. In particular, this concentration of ownership might have the effect of facilitating, delaying, deferring or preventing a potential acquisition and might adversely affect the market price of our common stock.

Three of the members of our board of directors are, or were recently, employees of Paramount BioCapital, Inc., or one of its affiliates. Additionally, Dr. Lindsay A. Rosenwald is the chairman and sole owner of Paramount BioCapital, Inc. Several trusts for the benefit of Dr. Rosenwald and his family beneficially own approximately 16.3% of the outstanding shares of our common stock. Dr. Rosenwald does not have the legal authority to exercise voting power or investment discretion over the shares held by those trusts and disclaims beneficial ownership of the shares held by those trusts. In addition, Dr. Rosenwald is the managing member of Horizon Biomedical Ventures LLC, which will beneficially own approximately 0.8% of our outstanding common stock. Dr. Rosenwald disclaims beneficial ownership over the shares held by Horizon Biomedical Ventures LLC.

We have never paid dividends and do not intend to pay cash dividends.

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance our future operations.

Upon the effective time of this registration statement, there will be a significant number of shares of our common stock eligible for sale, which could depress the market price of our stock.

As of March 1, 2006, we had 19,549,843 shares of common stock outstanding. 13,545,029 shares of common stock that may be sold by the selling stockholders under this prospectus will be freely tradeable without restriction or further registration under the federal securities laws unless purchased by our affiliates. An additional 2,866,665 shares of common stock issuable upon exercise of outstanding warrants will be freely tradeable without restriction or further registration under the federal securities law unless purchased by our affiliates. If these or other stockholders sell substantial amounts of our common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock might decline. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. In some cases, you can identify forward-looking statements by terminology such as “might”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate,” “project”, “predict”, “intend”, “potential” or the negative of such terms or other similar expressions.

The forward-looking statements reflect our current expectations and views about future events and speak only as of the date the statements were made. The forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results might be materially different from what we expect. We might not update the forward-looking statements, even though our situation might change in the future, unless we have obligations under U.S. federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the forward-looking statements by these cautionary statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. In the event that all of the warrants to purchase up to 2,865,665 shares of common stock, which were issued in connection with the private placement that we closed on February 13, 2006, are exercised for cash, we will receive proceeds of approximately $11,394,993. We will incur all costs associated with this registration statement and prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

SELLING STOCKHOLDERS

In April 2002, our predecessor, Chelsea Therapeutics, Inc., issued 4,625,000 shares of its common stock to 51 accredited investors in a private placement at a price per share of $0.001. As a result of the merger with Ivory Capital Corporation in February 2005 and our Delaware reincorporation in July 2005, these stockholders now hold 5,428,217 shares of our common stock, all of which are covered by this prospectus.

In March 2004, Chelsea Therapeutics, Inc. issued 402,000 shares of its common stock to two accredited investors in a private placement in exchange for rights granted under the License Agreement between M. Gopal Nair and Chelsea Therapeutics, Inc. In that transaction, 361,800 shares were issued to M. Gopal Nair and 40,200 shares were issued to Ihibix Technologies, Inc. As a result of the merger with Ivory Capital Corporation in February 2005 and our Delaware reincorporation in July 2005, these stockholders now hold 471,816 shares of our common stock, all of which are covered by this prospectus.

In April 2004, Chelsea Therapeutics, Inc. issued 407,550 shares of its common stock to Simon Pedder, our President and Chief Executive Officer, in a private placement at a price per share of $0.001. As a result of the merger with Ivory Capital Corporation in February 2005 and our Delaware reincorporation in July 2005, Dr. Pedder now holds 478,330 shares of our common stock, all of which are covered by this prospectus.

In February 2006, we completed a private placement of 7,166,666 shares of our common stock. In connection with the February 2006 private placement, we issued warrants to purchase 2,865,665 shares our common stock. This prospectus covers the offer and sale by the selling stockholders of up to the total number of shares of common stock issued to the selling stockholders in the private placement plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the private placement. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares and the warrant shares unless otherwise indicated.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution”.

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders, although the warrant shares will not be eligible to be offered pursuant to this prospectus until the related warrants are exercised.

The following table sets forth the name of each selling stockholder, the number of shares owned (including warrant shares) by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus.

The percentages of shares owned after the offering are based on 19,549,843 shares of our common stock outstanding as of March 1, 2006, plus 2,865,665 shares of common stock obtainable upon the exercise of outstanding warrants that are registered under this prospectus.

Name	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Share Beneficially Owned After Offering
			# of Shares	% of Class
Barber, Peter (A)	52,483	52,483	—	—
Bay II Resource Partners, LP (1)	92,515	92,515	—	—
Bay Resource Partners Offshore Fund, Ltd. (1)	220,541	220,541	—	—
Bay Resource Partners, LP (1)	178,526	178,526	—	—
BBT Fund, LP (2)	127,833	127,833	—	—
Bernstein, Benjamin (A)	39,362	39,362	—	—
Best, John (A)	11,736	11,736	—	—
BioAsia Crossover Fund, LP (3)	39,395	39,395	—	—
Biomedical Offshore Value Fund, Ltd. (4)	619,667	619,667	—	—
Biomedical Value Fund, LP (5)	572,000	572,000	—	—
Birch, Marion (A)	2,347	2,347	—	—
Birmingham Hematology & Oncology Associates LLC 401(K) Plan FBO Dr. Jimmie H. Harvey (6)	32,500	32,500	—	—
Boxer Capital, LLC (7)	260,000	260,000	—	—
Butera, David (A)	52,483	52,483	—	—
Cabibihan, Jamie (A)	2,747	2,747	—	—
CAP Fund, LP (8)	62,833	62,833	—	—
Cheruvu, Ravi (A)	11,736	11,736	—	—
Christakos, Basil (A)	19,273	15,121	4,152	*
Chu, Elbert (A)	11,736	11,736	—	—
Cipriano, John (A)	23,617	23,617	—	—
Concoran, William D. (A)	58,311	54,282	4,029	*
Cranshire Capital, LP (9)	119,167	119,167	—	—
Donat-Barker, Claudia (A)	13,121	13,121	—	—
Friedman, Robert (A)	167	167	—	—
Gross, Bernard (A)	23,819	14,388	9,431	*
Guttenplan, Elena (A)	23,617	23,617	—	—
Hackney One Investments, LLC (10)	21,666	21,666	—	—
Haddad, Geanine (A)	13,121	13,121	—	—
Harewood Nominees (11)	113,789	113,789	—	—
Harewood Nominees Ltd. (11)	29,944	29,944	—	—
Healthcor Offshore, Ltd. (12)	1,499,875	1,499,875	—	—
Healthcor, LP (13)	807,625	807,625	—	—
Hoffman, Jillian (A)	76,101	76,101	—	—
Horizon Biomedical Ventures, LLC (14)	164,611	164,611	—	—
Inhibix Technologies, Inc. (15)	47,181	47,181	—	—
Katzman, Scott (A)	161,548	124,271	37,277	*
Kash, Peter M. (A)	128,857	128,857	—	—
Kazam, Joshua (A)	123,888	123,888	—	—
Knox, John (A)	50,540	46,028	4,512	*
Kuhn, Kyle (A)	52,483	52,483	—	—
Lee, Eric (A)	13,121	13,121	—	—
Lewis Opportunity Fund, LP (16)	13,000	13,000	—	—
Liatos, John D. (A)	15,167	15,167	—	—
Lipschutz, Lester (17)	3,194,199	2,504,259	689,940	3.08%
Lobell, J. Jay (A)	250,583	250,583	—	—
Lozito, Donna (A)	18,368	18,368	—	—
Lydon, Harris (A)	46,483	46,483	—	—
MacCarthy, Kelly (A)	2,347	2,347	—	—
Marrero, Elizabeth (A)	2,347	2,347	—	—
McInerny, Tim (A)	78,917	78,446	471	*
McNealey, Jennifer (A)	23,617	23,617	—	—
Miles, Andrew B. (A)	12,950	12,950	—	—
Nair, M. Gopal	424,635	424,635	—	—
NBC Securities Inc. (18)	14,000	14,000	—	—
Neurosurgical Associates PC 401(K) Plan FBO J. Finley McRae (19)	21,667	21,667	—	—
North American Multi Strategy Fund (11)	89,833	89,833	—	—
OZF Investments LLC (20)	138,233	138,233	—	—
Papadimitropoulos, John (A)	15,115	13,121	1,994	*
Pedder, Simon (21)	598,012	478,330	119,682	*

Name	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Share Beneficially Owned After Offering
			# of Shares	% of Class
PW Investments, LLC (22)	21,667	21,667	—	—
RA Capital Biotech Fund, LP (23)	1,300,000	1,300,000	—	—
Riverside Contracting, LLC (24)	63,584	21,667	41,917	*
Robbins, Allison (A)	11,736	11,736	—	—
Rocamboli, Stephen (A)	123,167	123,167	—	—
Rosenman, Michael (A)	187,789	150,512	37,277	*
Rosenwald, Lindsay	532,554	287,536	245,018	1.09%
Serbin, Jeffrey (A)	228,497	228,497	—	—
Shands, Timothy (A)	13,121	13,121	—	—
Smithfield Fiduciary, LLC (25)	260,000	260,000	—	—
Smookler, Louis (A)	26,457	22,305	4,152	*
Solomito, Kate (A)	13,121	13,121	—	—
Stein, Jason (26)	442,304	433,502	8,802	*
SRI Fund, LP (27)	26,000	26,000	—	—
Stern Joint Venture, LP (28)	21,667	21,667	—	—
Tanen, David (29)	126,169	117,367	8,802	—
Tanna Enterprises, LLC (30)	21,667	21,667	—	—
Tisu Investment Ltd. (20)	48,939	10,833	38,106	*
Visium Balanced Fund, LP (31)	297,575	297,575	—	—
Visium Balanced Offshore Fund, Ltd. (31)	286,638	286,638	—	—
Visium Long Biased Fund, LP (31)	48,295	48,295	—	—
Visium Long Biased Offshore Fund, Ltd. (31)	234,157	234,157	—	—
Vivo Ventures Fund V, LP (32)	389,368	389,368	—	—
Vivo Ventures V Affiliates Fund, LP (33)	4,570	4,570	—	—
Weiser, Michael (34)	513,401	466,418	46,983	*
Weyers Family Limited Partnership (35)	21,667	21,667	—	—
59 other individual selling stockholders, none of whom is an affiliate of an NASD-registered broker-dealer or holds 1% or more of Chelsea’s outstanding stock	1,543,582	1,514,774	28,808	*

TOTAL	17,743,047	16,411,694	1,331,353	5.94%

*	Less than 1%.
(A)	We have been advised that this selling stockholder is an employee of an NASD-registered broker-dealer. We have been further advised that such selling stockholder purchased our securities in the ordinary course of business, and at the time of purchase of such securities, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise thereof.
(1)	Thomas E. Claugus, as President of GMT Capital Corporation, the General Partner of Bay II Resource Partners, LP., Bay Resource Partners Offshore Fund, Ltd., and Bay Resource Partners LP, has voting and investment control over these shares.
(2)	BBT Genpar, L.P. is the general partner of BBT Fund, L.P., and BBT-FW, Inc., is the general partner of BBT Genpar, L.P. Sid R. Bass exercises voting and investment authority of the shares held by this selling stockholder.
(3)	Frank Kung is a managing member of the general partner of BioAsia Crossover Fund LP, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.
(4)	Great Point Partners, LLC (“Great Point”) is the investment manager of Biomedical Offshore Value Fund, Ltd. (“BOVF”) and by virtue of such status may be deemed to be the beneficial owner of the shares held by BOVF. Dr. Jeffrey R. Jay, as senior managing member of Great Point, has voting and investment control over these shares.

(5)	Great Point is the investment manager of Biomedical Value Fund, LP (“BMVF”) and by virtue of such status may be deemed to be the beneficial owner of the shares held by BMVF. Dr. Jeffrey R. Jay, M.D., as senior managing member of Great Point, has investment control over these shares.
(6)	James E. Cantrell, Jr., as Trustee, has voting and investment control over these shares.
(7)	Shehan Dissanayake has voting and investment control over these shares.
(8)	CAP Genpar, L.P. is the general partner of CAP Fund, L.P., and CAP-FW Inc., is the general partner of CAP Genpar, L.P. Sid R. Bass exercises voting and investment control over the shares held by this selling stockholder.
(9)	Mitchell P. Kopin, as President of Downsview Capital, the General Partner of Cranshire Capital, L.P., has voting and investment control over these shares.
(10)	Brenda M. Hackney, as Manager of Hackney One Investments, LLC, has voting and investment control over these shares.
(11)	Robert Villiers has voting and investment control over these shares.
(12)	HealthCor Management, L.P. is the investment manager of HealthCor Offshore, Ltd. Arthur Cohen and Joseph Healey, the Managers of HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment power with respect to
(13)	HealthCor Management, L.P. is the investment manager of HealthCor LP. Arthur Cohen and Joseph Healey, the Managers of HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment power with respect to these shares.
(14)	Dr. Lindsay Rosenwald has voting and investment control over these shares. Dr. Rosenwald disclaims beneficial ownership of these shares, except to the extent of his pecuinary interest therein.
(15)	Gregory Grice has voting and investment control over these shares.
(16)	William A. Lewis, the General Partner of Lewis Opportunity Fund LP, has voting and investment control over these shares.
(17)	Consists of voting and dispositive power over (i) 1,248,431 shares owned by the Rosenwald 2000 Family Trust, for which Mr. Lipschutz serves as the trustee; (ii) 1,003,897 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz is investment advisor; (iii) 313,957 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust of which Mr. Lipschutz serves as a trustee; (iv) 313,957, shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as investment advisor; and (v) 313,957 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.
(18)	J. Ranier Twiford has voting and investment control over these shares.
(19)	Charles H. Clark, as Trustee, has voting and investment control over these shares.
(20)	Tis Prager has voting and investment control over these shares.
(21)	Dr. Pedder is our President, Chief Executive Officer and a member of our Board of Directors. Includes 119,682 shares of common stock obtainable upon the exercise of vested options.
(22)	Edmund P. Perry has voting and investment control over these shares.
(23)	Peter Kolchinsky has voting and investment control over these shares.
(24)	Neil Herskowitz, a member of our Board of Directors, holds voting and investment control over these shares as a result of serving as managing member of Riverside Contracting LLC.
(25)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment control over the securities held by Smithfield. Glenn Durbin and Henry Swieca control Highbridge, and accordingly have voting control over these shares.
(26)	Dr. Stein is a member of our Board of Directors. Includes 8,802 shares of common stock obtainable upon exercise of vested options.
(27)	SRI Genpar, L.P. is the general partner of SRI Fund, L.P., and BBT-FW, Inc. is the general partner of SRI Genpar, L.P. Sid R. Bass exercises voting and investment authority of the shares held by this selling stockholder.
(28)	Richard J. Stern has voting and investment control over these shares.

(29)	Mr. Tanen is a member of our Board of Directors. Includes 8,802 shares of common stock obtainable upon exercise of vested options.
(30)	Bob Darty has voting and investment control over these shares.
(31)	Jacob Gottlieb has voting and investment control over these shares.
(32)	Frank Kung is a managing member of the general partner of Vivo Ventures Fund V, LP, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.
(33)	Frank Kung is a managing member of the general partner of Vivo Ventures V Affiliates Fund, LP, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest.
(34)	Dr. Weiser is the Chairman of our Board of Directors. Includes 38,181 shares of common stock obtainable upon the exercise of outstanding warrants and 8,802 shares of common stock obtainable upon exercise of vested options.
(35)	Ronald A. Weyers has voting and investment control over these shares.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

Because NBC Securities, Inc. is a registered broker-dealer, they are an underwriter in connection with this offering. In addition, other selling stockholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Individual Partners of Wyrick Robbins own a total of 6,058 of the shares registered for sale hereunder.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of J.H. Cohn LLP, an independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (file number 333-132330), on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the shares of our common stock that might be sold under this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares that might be sold under this prospectus, reference is made to the registration statement and the exhibits attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy all or any portion of the registration statement or any of our annual, quarterly and current reports, proxy statements or other information that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	the annual report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2006;

•	the current reports on Form 8-K filed on February 3 and February 17, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 000-51462), including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Chelsea Therapeutics International, Ltd., Attention: Corporate Secretary, 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 27277, (704) 341-1516.